(Check One):                       UNITED STATES
    |X|  Form 10-K           SECURITIES AND EXCHANGE
    |_|  Form 20-F                 COMMISSION
    |_|  Form 11-K           Washington, D.C. 20549
    |_|  Form 10-Q
    |_|  Form N-SAR                FORM 12b-25


                           NOTIFICATION OF LATE FILING


                           For Period Ended: December 31, 2004
                                            ------------------------------------
                           |_|  Transition Report on Form 10-K
                           |_|  Transition Report on Form 20-F
                           |_|  Transition Report on Form 11-K
                           |_|  Transition Report on Form 10-Q
                           |_|  Transition Report on Form N-SAR

                           For the Transition Period Ended:
                                                           ---------------------


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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
                                    NOTHING
  IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY
                          INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


                      Metromedia International Group, Inc.
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                             Full Name of Registrant

                             8000 Tower Point Drive
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            Address of Principal Executive Office (Street and Number)

                               Charlotte, NC 28227
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                            City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


    |(a)  The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |(b)  The subject annual report, semi-annual report, transition report on
    |     Form 10-K, Form 20-F, Form 11-K, Form N-SAR or portion thereof, will
    |     be filed on or before the fifteenth calendar day following the
|_| |     prescribed due date; or the subject quarterly report or transition
    |     report on Form 10-Q, or portion thereof, will be filed on or before
    |     the fifth calendar day following the prescribed due date; and
    |(c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Metromedia International Group, Inc. (the "Registrant") is unable to timely file its Form 10-K due to the additional time that was required by the finance teams of the Registrant's PeterStar and Magticom business ventures to prepare and finalize their US GAAP financial results, which in turn has significantly delayed the completion of audit procedures by the Registrant's outside independent accountants for these business ventures. The Registrant recently completed its review of the final US GAAP financial results reports for PeterStar and Magticom and the Registrant is in the process of finalizing its consolidated financial statements and management's discussion and analysis of the Company's financial condition and results of operation.

The Registrant will file its annual report on Form 10-K as soon as possible.
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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


       Harold F. Pyle, III          704               321-7380
     -----------------------  ----------------  --------------------
            (Name)               (Area Code)     (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Due to the restructuring initiatives undertaken by the Registrant since first quarter 2003, including sales of non-core businesses, reductions in corporate overhead cash burn-rate and business acquisitions made by the Registrant's subsidiary PeterStar, the Registrant anticipates significant changes for the year ended December 31, 2004 compared to the year ended December 31, 2003.

The Registrant presently anticipates reporting consolidated revenues of $80.6 million for the year ended December 31, 2004 compared to consolidated revenues of $73.1 million for the year ended December 31, 2003. In addition, the Registrant anticipates reporting consolidated net loss attributable to common stockholders in the range of $(22.2) million to $(23.6) million ($(0.24) to $(0.25) loss per common share) for the year ended December 31, 2004 compared to a consolidated net loss attributable to common stockholders of $(7.0) million ($(0.07) loss per common share) for the year ended December 31, 2003.

The significant change is principally due to the Registrant's recognition of gains of $24.6 million and $12.8 million related to retirement of debt and disposition of businesses, respectively for the year ended December 31, 2003. Such items were partially offset by a $10.3 million increase in the results of equity in income of unconsolidated investees (principally Magticom) and a reduction in selling general and administrative expenses in the range of $12.6 million to $14.0 million, principally due to reductions in corporate overhead.

However, since the audit of the consolidated results of the Registrant have not yet been finalized, the audited results ultimately reported in the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 may differ from those reported above.

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                      Metromedia International Group, Inc.

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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
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                                       By: /S/ HAROLD F. PYLE III
Date: April 1, 2005                        ----------------------
     ---------------                       Harold F. Pyle, III
                                           Executive Vice President Finance,
                                           Chief Financial Officer and Treasurer